EXHIBIT 99.1

BUSINESS ACQUISITION REPORT

May 12, 2025

WHITECAP RESOURCES INC.

BUSINESS ACQUISITION REPORT

Item 1	Identity of Reporting Issuer
1.1	Name and Address

Whitecap Resources Inc. ("Whitecap") is a corporation existing under the Business Corporations Act (Alberta). The head office of Whitecap is located at Suite 3800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and its registered office is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

1.2	Executive Officer

The name of the executive officer of Whitecap who is knowledgeable about the significant acquisition and this Business Acquisition Report is Thanh C. Kang, the Senior Vice President and Chief Financial Officer of Whitecap, and his business telephone number is (403) 266-0767.

Item 2	Details of Acquisition
2.1	Nature of Business Acquired

On May 12, 2025, Whitecap completed a business combination involving Veren Inc. ("Veren") and the holders ("Veren Shareholders") of common shares ("Veren Shares") of Veren (the "Business Combination"). Pursuant to the Business Combination, Whitecap acquired all of the Veren Shares and Veren Shareholders received 1.05 common shares ("Whitecap Shares") of Whitecap for each Veren Share held. As a result of completing the Business Combination, Veren became a wholly-owned subsidiary of Whitecap. The Business Combination is described in further detail in the joint management information circular of Whitecap and Veren dated March 28, 2025 (the "Joint Information Circular") which is available on Whitecap's issuer profile on SEDAR+ at www.sedarplus.ca.

Prior to the completion of the Business Combination, Veren was a public, Calgary-based, conventional oil and gas exploration, development and production company with assets strategically focused in properties comprised of high quality, long life, operated, light and medium crude oil, natural gas liquids and natural gas reserves in Western Canada.

Additional information concerning Veren and its business and assets (including its reserves) may be found in the annual information form of Veren dated February 26, 2025 for the year ended December 31, 2024 (the "Veren AIF"), which is filed and available on SEDAR+ under Veren's issuer profile at www.sedarplus.ca. The Veren AIF does not form part of, and is not incorporated by reference in, this Business Acquisition Report.

2.2	Date of Acquisition

May 12, 2025.

2.3	Consideration

Business Combination Consideration

Whitecap issued approximately 643 million Whitecap Shares pursuant to the Business Combination to acquire all of the outstanding Veren Shares.

In addition, the employee share value awards, performance share units and restricted share awards of Veren that continued to be outstanding following the closing of the Business Combination (collectively, the "Veren Incentive Securities") will continue to be governed by and be subject to the terms and conditions of the applicable Veren incentive plan and award agreement, subject to certain adjustments, and Whitecap shall continue the obligations of Veren under each applicable incentive plan and shall deliver Whitecap Shares to the holders of any such Veren Incentive Securities that are not settled in cash after the effective time of the Business Combination.

2

Debt Financing

On closing of the Business Combination, Whitecap refinanced its existing credit facilities with a new credit facility (the "New Credit Facility") providing for aggregate credit facilities of up to $3.0 billion. The New Credit Facility was used to pay out Veren's $2.255 billion syndicated unsecured credit facility and Veren's $100.0 million unsecured operating credit facility.

In addition, on closing of the Business Combination, Whitecap assumed: (a) Veren's $60 million demand letter of credit facility with The Bank of Nova Scotia; and (b) all of Veren's outstanding senior notes, which consisted of US$20.0 million aggregate principal amount of 4.180% senior notes due 2027, $550 million aggregate principal amount of 4.968% senior notes due 2029, and $450 million aggregate principal amount of 5.503% senior notes due 2034.

2.4	Effect on Financial Position

As a result of completing the Business Combination, Veren became a wholly-owned subsidiary of Whitecap. Following closing of the Business Combination, Veren and certain of its subsidiaries were amalgamated with Whitecap.

The effect of the Business Combination on Whitecap's financial performance and financial position is outlined in the unaudited consolidated pro forma financial statements of Whitecap attached as Schedule "A" to this Business Acquisition Report (the "Pro Forma Financial Statements").

Effective on closing of the Business Combination, the board of directors of Whitecap was reconstituted to consist of seven members of the board of directors of Whitecap (being Grant Fagerheim, Vineeta Maguire, Glenn A. McNamara, Stephen C. Nikiforuk, Kenneth S. Stickland, Brad Wall and Grant A. Zawalsky) and four members of the board of directors of Veren (being Craig Bryksa, Jodi Jenson Labrie, Barb Munroe and Myron Stadnyk). Following closing of the Business Combination, Whitecap's executive officers continued to manage the combined company.

On May 12, 2025, following closing of the Business Combination, Whitecap entered into two agreements to dispose of certain non-strategic assets for aggregate consideration of $270 million, prior to any closing adjustments. The non-strategic assets include approximately 8,000 boe/d1 (90% liquids) of medium oil production in southwest Saskatchewan and an 8.333% working interest in a natural gas facility in the Kaybob region. The dispositions are expected to close on or before June 30, 2025, subject to customary closing conditions, with the proceeds directed toward our balance sheet.

Other than as described above, Whitecap does not currently have any plans or proposals for material changes in its business affairs or the affairs of Veren which may have a significant effect on the financial performance and financial position of Whitecap, including any proposal to liquidate Whitecap, to sell, lease or exchange all or a substantial part of Whitecap's assets, to amalgamate Whitecap with any other business organization or to make any material changes to Whitecap's or Veren's business, such as changes in corporate structure, management or personnel.

2.5	Prior Valuations

No valuation opinion was obtained within the last 12 months by Veren or Whitecap that was required by securities legislation or a Canadian stock exchange or market to support the consideration paid by Whitecap to acquire the Veren Shares.

1	Disclosure of production on a per boe basis in this Business Acquisition Report consists of the constituent product types and their respective quantities disclosed herein. Refer to Barrel of Oil Equivalency and Production & Product Type Information in this Business Acquisition Report for additional disclosure.

3

2.6	Parties to Transaction

The Business Combination was not with an "informed person", "associate" or "affiliate" (as each term is defined in securities legislation) of Whitecap.

2.8	Date of Report

May 12, 2025.

Item 3	Financial Statements and Other Information
•	The audited consolidated financial statements of Veren as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor's report thereon, which is filed and available on SEDAR+ under Veren's issuer profile at www.sedarplus.ca, is hereby incorporated by reference into and forms a part of this Business Acquisition Report.
•	The Pro Forma Financial Statements of Whitecap are attached to this Business Acquisition Report as Schedule "A". The Pro Forma Financial Statements are not necessarily indicative of either the financial position or the results of operations that would have occurred as at or for such dates or periods had the Business Combination been effective as of December 31, 2024 or January 1, 2024, as applicable, or the financial position or results of operations for the combined company in future years. The actual financial position and results of operations will differ from those reflected in such Pro Forma Financial Statements and such differences may be material. See "Cautionary Statements Regarding Pro Forma Financial Statements".

FORWARD-LOOKING STATEMENT ADVISORY

Certain statements contained in this Business Acquisition Report constitute forward-looking statements and forward-looking information (collectively, "forward-looking statements"). These forward-looking statements relate to future events, plans or future performance. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "expects", "will continue", "is anticipated", "anticipates", "believes", "estimated", "intends", "plans", "forecast", "projection", "strategy", "objective" and "outlook") are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Business Acquisition Report should not be unduly relied upon. These statements speak only as of the date of this Business Acquisition Report. In particular and without limitation, this Business Acquisition Report contains forward-looking statements pertaining to: plans with respect to Whitecap's business and Veren's business; and Whitecap's expectation that each of the non-strategic asset dispositions will close on the anticipated terms and timing.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Whitecap and Veren and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include expectations regarding: the continued integration of Veren's business into that of Whitecap; closing of Whitecap's non-strategic asset dispositions on the anticipated terms and timing; and other events or circumstances that could cause Whitecap's actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. Readers should carefully consider the risk factors discussed in each of Whitecap's and Veren's Management's Discussion and Analysis for the year ended December 31, 2024, Whitecap's Management's Discussion and Analysis for the three month period ended March 31, 2025, and the Joint Information Circular, each of which is available on SEDAR+ at www.sedarplus.ca, which discussions do not form part of, and are not incorporated by reference in, this Business Acquisition Report. Undue reliance should not be placed on the forward-looking statements contained in this Business Acquisition Report, as actual results achieved will vary from the forward-looking statements provided herein and the variations may be material. Whitecap makes no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements. Furthermore, the forward-looking statements contained in this Business Acquisition Report are made as of the date of this Business Acquisition Report. Except as required by applicable securities law, Whitecap undertakes no obligation to update publicly or

4

otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing list of factors affecting the statements.

This cautionary statement qualifies all forward-looking statements contained in this Business Acquisition Report.

Additionally, statements relating to "reserves" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

PRESENTATION OF FINANCIAL INFORMATION

Unless indicated otherwise, the Pro Forma Financial Statements in this Business Acquisition Report are derived from the audited consolidated financial statements of Whitecap and Veren which are compliant with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

All dollar amounts set forth in this Business Acquisition Report are in Canadian dollars, except where otherwise indicated.

Cautionary Statements Regarding Pro Forma Financial Statements

The Pro Forma Financial Statements are presented for illustrative purposes only as of their respective dates or for their respective periods and may not be indicative of the future financial condition, performance or results of operations of Whitecap following completion of the Business Combination for several reasons. The Pro Forma Financial Statements have been derived from the respective historical financial statements of Whitecap and Veren, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Business Combination that may prove not to be accurate. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the Pro Forma Financial Statements do not include, among other things, estimated costs or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Business Combination-related change in control provisions that are currently not factually supportable and/or likely to occur. The information upon which these pro forma adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Therefore, the Pro Forma Financial Statements are presented for informational purposes only and are not necessarily indicative of what Whitecap's actual financial condition, performance or results of operations would have been had the Business Combination been completed on the date indicated. Accordingly, the combined business, assets, results of operations and financial condition or performance may differ significantly from those indicated in the Pro Forma Financial Statements.

OIL & GAS ADVISORIES

"Boe" means barrel of oil equivalent. All boe conversions in this Business Acquisition Report are derived by converting gas to oil at the ratio of six thousand cubic feet ("Mcf") of natural gas to one barrel ("Bbl") of oil. Boe may be misleading, particularly if used in isolation. A Boe conversion rate of 1 Bbl : 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 Bbl : 6 Mcf, utilizing a conversion ratio of 1 Bbl : 6 Mcf may be misleading as an indication of value.

Production & Product Type Information

References to petroleum, crude oil, natural gas liquids ("NGLs"), natural gas and average daily production in this Business Acquisition Report refer to the light and medium crude oil, tight crude oil, conventional natural gas, shale gas and NGLs product types, as applicable, as defined in National Instrument 51-101 ("NI 51-101"), except as noted below.

NI 51-101 includes condensate within the NGLs product type. Whitecap has disclosed condensate as combined with crude oil and separately from other NGLs since the price of condensate as compared to other NGLs is currently

5

significantly higher and Whitecap believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom. Crude oil therefore refers to light oil, medium oil, tight oil and condensate. NGLs refers to ethane, propane, butane and pentane combined. Natural gas refers to conventional natural gas and shale gas combined. Liquids refers to crude oil and NGLs combined.

Whitecap's estimate of the average daily production for the southwest Saskatchewan disposition, as disclosed in this Business Acquisition Report, consists of the following product types, as defined in NI 51-101 (other than as noted above with respect to condensate) and using a conversion ratio of 1 Bbl : 6 Mcf where applicable:

SW Sask Disposition
Light and medium oil (bbls/d)	7,150
Crude oil (bbls/d)	7,150

NGLs (bbls/d)	50

Conventional natural gas (Mcf/d)	4,800
Natural gas (Mcf/d)	4,800

Total (boe/d)	8,000

6

Schedule "A"

Pro Forma Financial Statements

Whitecap Resources Inc.
Pro Forma Consolidated Balance Sheet

As at December 31, 2024
(Unaudited)

(CAD $ millions)

Whitecap Resources Inc.		Veren Inc.	Presentation Adjustments (Note 2)	Pro Forma Adjustments	Notes		Pro Forma
ASSETS
Current Assets
Cash	362.3	17.1	—	—			379.4
Accounts receivable	422.2	386.5	—	—			808.7
Deposits and Prepaid expenses	22.4	99.1	—	—			121.5
Risk management contracts	77.4	166.9	—	—			244.3
Assets held for sale	—	—	—	322.1	3		322.1
Other current assets	—	7.2	—	—			7.2
Total current assets	884.3	676.8	—	322.1			1,883.2

Non-current deposit	86.6	—	—	—			86.6
Properties and equipment	8,778.6	9,753.2	—	(1,972.6)	3		16,559.2
Exploration & Evaluation	140.6	472.3	—	(10.7)	3		602.2
Right-of-use assets	52.9	569.0	—	(19.2)	3		602.7
Risk management contracts	7.1	17.8	—	—			24.9
Other long-term assets	—	18.1	—	—			18.1
Goodwill	—	243.8	—	(243.8)			—
Total assets	9,950.1	11,751.0	—	(1,924.2)			19,776.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	767.1	493.5	—	187.5	3,4	c	1,448.1
Share awards liability	11.2	—	15.5	(15.5)			11.2
Dividends payable	35.7	70.7	—	—			106.4
Deferred gain	2.3	—	—	—			2.3
Lease liabilities	15.4	—	59.5	(20.0)	3		54.9
Current portion of long-term debt	—	514.4	(514.4)	—			—
Liabilities held for sale	—	—	—	52.1	3		52.1
Other current liabilities	—	95.0	(95.0)	—			—
Risk management contracts	4.7	14.1	—	—			18.8
Total current liabilities	836.4	1,187.7	(534.4)	204.1			1,693.8

Risk management contracts	27.0	16.4	—	—			43.4
Long-term debt	1,023.8	1,940.1	514.4	—			3,478.3
Lease liabilities	103.9	551.6	—	(41.3)	3		614.2
Decommissioning liability	1,091.1	560.0	20.0	(28.1)	3		1,643.0
Share awards liability	5.0	—	24.2	(24.2)			5.0
Other long-term liability	—	24.2	(24.2)	—			—
Deferred gain and other	72.8	—	—	—			72.8
Deferred income tax	1,042.8	710.0	—	(363.9)	3		1,388.9
Total liabilities	4,202.8	4,990.0	—	(253.4)			8,939.4
SHAREHOLDERS' EQUITY
Share capital	4,720.5	16,959.7	—	(11,841.3)	3,5		9,838.9
Contributed surplus	20.6	14.5	—	(14.5)	3		20.6
Retained earnings (deficit)	1,006.2	(10,213.2)	—	10,185.0	3		978.0
Total shareholders’ equity	5,747.3	6,761.0	—	(1,670.8)			10,837.5
Total liabilities and shareholders’ equity	9,950.1	11,751.0	—	(1,924.2)			19,776.9

See accompanying notes to the pro forma consolidated financial statements

Whitecap Resources Inc.
Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2024
(Unaudited)

(CAD $ millions)

	Whitecap Resources Inc.	Veren Inc.	Presentation Adjustments (Note 2)	Pro Forma Adjustments	Notes		Pro Forma
Revenue
Petroleum and natural gas sales	3,937.9	4,271.3	142.6	—			8,351.8
Purchased product sales	—	142.6	(142.6)	—			—
Royalties	(600.1)	(441.7)	—	—			(1,041.8)
Petroleum and natural gas sales, net of royalties	3,337.8	3,972.2	—	—			7,310.0
Other Income
Net loss on commodity contracts	(16.3)	(14.6)	—	—			(30.9)
Other income (loss)	—	(17.0)	10.2	—			(6.8)
Total revenue and other income	3,321.5	3,940.6	10.2	—			7,272.3
Expenses
Operating	874.1	941.4	—	—			1,815.5
Transportation	135.9	311.5	—	—			447.4
Marketing	253.3	—	142.8	—			396.1
Purchased Product	—	142.8	(142.8)	—			—
General and administrative	63.8	112.0	—	—			175.8
Stock-based compensation	44.6	19.1	—	—			63.7
Transaction costs	2.3	—	—	37.4	4	c	39.7
Interest and financing	89.8	194.3	—	26.0	4	d	310.1
Accretion of decommissioning liabilities	37.3	31.2	—	—			68.5
Depletion, depreciation and amortization	975.2	1,338.3	—	(114.9)	4	a	2,198.6
Impairment	—	512.3	—	(512.3)	4	e	—
Exploration and evaluation	16.3	—	—	—			16.3
Net (gain) loss on asset dispositions	(246.4)	—	10.2	—			(236.2)
Foreign exchange gain	—	(6.0)	—	—			(6.0)
Total expenses	2,246.2	3,596.9	10.2	(563.8)			5,289.5

Income before income taxes	1,075.3	343.7	—	563.8			1,982.8
Taxes
Current income tax expense	255.2	—	—	—			255.2
Deferred income tax expense	7.8	59.8	—	137.8	4	b	205.4
Net income from continuing operations	812.3	283.9	—	426.0			1,522.2
Net loss from discontinued operations	—	(10.6)	—	—			(10.6)
Net income	812.3	273.3	—	426.0			1,511.6

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations	—	0.6	—	—			0.6
Reclassification of cumulative foreign currency translation of discontinued operations	—	(0.5)	—	—			(0.5)
Comprehensive income	812.3	273.4	—	426.0			1,511.7

Net income (loss) per share
Continuing operations – basic	1.37	0.46	—	—			1.23
Discontinued operations – basic	—	(0.02)	—	—			(0.01)
Net income, basic	1.37	0.44	—	—			1.22
Continuing operations – diluted	1.36	0.46	—	—			1.23
Discontinued operations – diluted	—	(0.02)	—	—			(0.01)
Net income, diluted	1.36	0.44	—	—			1.22

See accompanying notes to the pro forma consolidated financial statements

See note 5(b) for net income per share

Whitecap Resources Inc.
Notes to Pro Forma Consolidated Financial Statements

For the year ended December 31, 2024
(Unaudited)

(CAD $ millions, except per share amounts)

1.	BASIS OF PRESENTATION

Whitecap Resources Inc. ("Whitecap") is a Calgary based oil and gas company that is engaged in the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.

The pro forma financial statements have been prepared to reflect:

•	A definitive business combination agreement (the "Agreement") with Veren Inc. ("Veren") to combine in an all-share transaction valued at approximately $15 billion, inclusive of net debt. Under the terms of the Agreement, Veren shareholders will receive 1.05 common shares of Whitecap for each Veren common share held.

They have been prepared from information derived from and should be read in conjunction with:

•	The audited consolidated financial statements of Whitecap, together with the accompanying notes thereto, as at and for the years ended December 31, 2024 and 2023.
•	The audited consolidated financial statements of Veren, together with the accompanying notes thereto, as at and for the years ended December 31, 2024 and 2023.

The pro forma consolidated financial statements have been prepared by management are derived from the audited consolidated financial statements of Whitecap and Veren which are compliant with the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). The pro forma unaudited consolidated balance sheet gives effect to the transactions and assumptions described herein as if they had occurred on December 31, 2024 and the pro forma unaudited consolidated statement of operations gives effect to such transactions and assumptions as if they had occurred on January 1, 2024. The unaudited pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes referenced above. Accounting policies used in preparation of the pro forma consolidated statements are in accordance with those disclosed in Whitecap’s consolidated financial statements for the year ended December 31, 2024.

2.	PRO FORMA UNAUDITED PRESENTATION ADJUSTMENTS

Whitecap and Veren prepare their consolidated financial statements using similar accounting policies. Certain reclassification adjustments have been made to the Pro Forma Financial Statements to make financial statements presentation consistent between Whitecap and Veren including:

Pro Forma Balance Sheet

a)	Disaggregated other current liabilities reported by Veren to reflect lease liability, decommissioning liability and share awards liability in separate line items.
b)	Reclassified other long-term liabilities reported by Veren to share awards liability.
c)	Reclassified current portion of long-term debt to long-term debt as these notes will be repaid using the Whitecap credit facility which will defer the repayment for at least 12 months. The difference in the interest expense between the current notes and the Whitecap credit facility it not expected to be materially different.

Pro Forma Income Statement

a)	Reclassified purchased product sales reported by Veren to petroleum and natural gas sales.
b)	Disaggregated loss on capital dispositions reported by Veren from other income to be reflected under net (gain) loss on asset dispositions.
c)	Reclassified purchased product expenses reported by Veren to marketing expenses.

Whitecap Resources Inc.
Notes to Pro Forma Consolidated Financial Statements

For the year ended December 31, 2024
(Unaudited)

(CAD $ millions, except per share amounts)

3.	PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated balance sheet gives effect to the transaction and adjustments as if they had occurred on December 31, 2024, as well as the following:

Business combination with Veren, where Veren shareholders received 1.05 common shares of Whitecap for each common share of Veren held. Whitecap will account for the acquisition using the acquisition method of accounting.

Issuance of common shares	5,118.4
Total consideration	5,118.4

Property and equipment	7,455.3
Assets held for sale	322.1
Exploration and Evaluation	461.6
Deferred income tax	(355.3)
Right-of-use assets	549.8
Working capital	(211.6)
Long-term debt	(2,454.5)
Lease liabilities	(549.8)
Decommissioning liability	(226.6)
Liabilities held for sale	(52.1)
Risk management contracts	154.2
Other current assets	7.2
Other long-term assets	18.1
Total identifiable net assets acquired	5,118.4

The above preliminary purchase price and recognized amounts of identifiable assets acquired, and liabilities assumed has been determined from information that is available to the management of Whitecap at this time and incorporates estimates. No adjustment has been made to reflect operating synergies that may be realized as a result of the transaction. The acquisition accounting will be finalized after all actual results have been obtained and the final fair values of the assets and liabilities have been determined. The estimated costs of the transaction for Veren are expected to be $150.1 million and are included in the adjustment to accounts payable and accrued liabilities. The estimated transaction costs are preliminary and may change as the organizational structure of the combined entity is determined. In addition, Whitecap estimates its cost of the transaction to be $37.4 million which has been expensed and included in the adjustment to accounts payable and accrued liabilities. Right-of-use assets and lease liabilities previously recognized by Veren have been revalued to the present value of lease payments remaining at the time of the business combination. The decommissioning liability was valued using the credit adjusted risk free rate for the purposes of the purchase price and was subsequently adjusted to the risk-free rate and inflation rate of 2.0 percent to reflect a day 2 adjustment post-closing of the transaction. The purchase price equation is based on a Whitecap share value of $7.96 per share, which represents the closing price on May 8, 2025. The unallocated excess of net assets over the purchase price may result in a gain but has not been recorded in the proforma consolidated statement of operations because it will depend on the final share price. At the time of close of the business combination, $322.1 million was reclassified to assets held for sale, and the associated decommissioning liability was reclassified to liabilities held for sale as Whitecap will enter into agreements to dispose of certain non-strategic assets.

4.	PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS

The unaudited pro forma consolidated statement of operations gives effect to the transaction and adjustments as if they occurred on January 1, 2024.

a)	Depletion

Depletion expenses have been adjusted to reflect the application of the appropriate unit-of-production rate based on proved plus probable reserves following the adjustment of the Veren carrying value of property, plant and equipment to its fair value upon acquisition as determined in the purchase price allocation and a decommissioning liability change in estimate in Note 3. In addition, depletion expense has been adjusted to reflect the assets reclassified to held for sale.

b)	Taxes

The provision for income taxes has been adjusted at an approximate rate of 24.43 percent to reflect the deferred income tax provision related to the adjustments to the pro forma statements of operations.

c)	Transaction Costs

Transaction costs are estimated at $37.4 million.

Whitecap Resources Inc.
Notes to Pro Forma Consolidated Financial Statements

For the year ended December 31, 2024
(Unaudited)

(CAD $ millions, except per share amounts)

d)	Interest Costs

Veren's $1.0 billion investment grade public senior notes are assumed to remain outstanding for the whole year. Given these were issued in the second quarter of 2024, the interest expenses have been adjusted to give the effect that this transaction had occurred on January 1, 2024. If these investment grade public senior notes are repaid using the Whitecap credit facility, the interest would not be expected to be materially different.

e)	Impairment

Impairment charges of $512.3 million previously recognized by Veren during the period presented has been eliminated to reflect the preliminary fair value adjustments to properties and equipment and exploration and evaluation assets.

5.	SHARE CAPITAL
a)	Continuity

A continuity of pro forma consolidated share capital is provided below:

	Shares	$
Balance, December 31, 2024	587.5	4,720.5
Issued to Veren shareholders	643.0	5,118.4
Total Pro forma, December 31, 2024	1,230.5	9,838.9

The Company is assumed to have issued 643.0 million Whitecap common shares to Veren shareholders as part of the business combination.

b)	Net income per share

The per share amounts have been based on the historical weighted average of Whitecap shares for the applicable period, adjusted for the share issuances noted in Note 5(a).

Twelve months ended
December 31, 2024
Continuing operations per share, basic	1.23
Discontinued operations per share, basic	(0.01)
Net income per share, basic	1.22

Continuing operations per share, diluted	1.23
Discontinued operations per share, diluted	(0.01)
Net income per share, diluted	1.22

Shares outstanding, basic	1,237.9
Shares outstanding, diluted	1,241.1

c)	Business combination

Whitecap is assumed to have issued 1.05 common shares for each Veren common share held. Following the close of the transaction, Whitecap shareholders will own approximately 48% and Veren shareholders will own approximately 52% of the total common shares outstanding of the combined company. At the time of closing, the board will be composed of eleven members, including seven members from the legacy Whitecap board, and four from the legacy Veren board. The executive team at the time of closing will be comprised of the legacy Whitecap executive team. Whitecap has determined, based on the composition of the board and executive team, and the issuance of common shares to Veren shareholders, Whitecap is the acquirer for accounting purposes and has recognized the net assets of Veren under its existing accounting policies.